UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Myovant Sciences Ltd.

(Name of Issuer)

Common Shares, par value $0.000017727 per share

(Title of Class of Securities)

G637AM102

(CUSIP Number)

March 19, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G637AM102

(1)	Names of reporting persons Takeda Pharmaceutical Company Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 7,420,625
(7) Sole dispositive power 0
(8) Shared dispositive power 7,420,625
(9)	Aggregate amount beneficially owned by each reporting person 7,420,625
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 12.2%
(12)	Type of reporting person (see instructions) CO, HC

CUSIP No. G637AM102

(1)	Names of reporting persons Takeda A/S (Denmark)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 7,420,625
(7) Sole dispositive power 0
(8) Shared dispositive power 7,420,625
(9)	Aggregate amount beneficially owned by each reporting person 7,420,625
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 12.2%
(12)	Type of reporting person (see instructions) CO, HC

CUSIP No. G637AM102

(1)	Names of reporting persons Takeda Pharma A/S (Denmark)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 7,420,625
(7) Sole dispositive power 0
(8) Shared dispositive power 7,420,625
(9)	Aggregate amount beneficially owned by each reporting person 7,420,625
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 12.2%
(12)	Type of reporting person (see instructions) CO, HC

CUSIP No. G637AM102

(1)	Names of reporting persons Takeda Europe Holdings B.V. (Netherlands)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Netherlands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 7,420,625
(7) Sole dispositive power 0
(8) Shared dispositive power 7,420,625
(9)	Aggregate amount beneficially owned by each reporting person 7,420,625
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 12.2%
(12)	Type of reporting person (see instructions) CO, HC

CUSIP No. G637AM102

(1)	Names of reporting persons Takeda Pharmaceuticals U.S.A., Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 7,420,625
(7) Sole dispositive power 0
(8) Shared dispositive power 7,420,625
(9)	Aggregate amount beneficially owned by each reporting person 7,420,625
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 12.2%
(12)	Type of reporting person (see instructions) CO, HC

CUSIP No. G637AM102

(1)	Names of reporting persons Takeda Pharmaceuticals International AG
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Switzerland
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 7,420,625
(7) Sole dispositive power 0
(8) Shared dispositive power 7,420,625
(9)	Aggregate amount beneficially owned by each reporting person 7,420,625
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 12.2%
(12)	Type of reporting person (see instructions) CO, HC

CUSIP No. G637AM102

(1)	Names of reporting persons Millennium Pharmaceuticals, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 7,420,625
(7) Sole dispositive power 0
(8) Shared dispositive power 7,420,625
(9)	Aggregate amount beneficially owned by each reporting person 7,420,625
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 12.2%
(12)	Type of reporting person (see instructions) CO

Item 1(a) Name of issuer:

Myovant Sciences Ltd.

Item 1(b) Address of issuer’s principal executive offices:

Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom

2(a) Name of person filing:

Takeda Pharmaceutical Company Limited (“TPC”)

Takeda A/S (Denmark) (“TAS”)

Takeda Pharma A/S Denmark (“TPAS”)

Takeda Europe Holdings B.V. (Netherlands) (“TEHBV”)

Takeda Pharmaceuticals U.S.A., Inc. (“TPUSA”)

Takeda Pharmaceuticals International AG (“TPIZ”)

Millennium Pharmaceuticals, Inc. (“Millennium”)

2(b) Address or principal business office or, if none, residence:

The address of TPC is 12-10, NIHONBASHI 2-CHOME, CHUO-KU, TOKYO, M0, 103-8668

The address of TAS is DYBENDAL ALLE 10, 2630, TAASTRUP, G7

The address of TPAS is DYBENDAL ALLE 10, 2630, TAASTRUP, G7

The address of TEHBV is JUPITERSTRAAT 250, 2132 HK

The address of TPUSA is ONE TAKEDA PARKWAY, DEERFIELD, IL 60015

The address of TPIZ is THURGAUERSTRASSE 130, 8152 GLATTPARK-OPFIKON, ZURICH, V8 8152

The address of Millennium is 40 LANDSDOWNE STREET, CAMBRIDGE, MA 02139

2(c) Citizenship:

The citizenship of TPC is Japan

The citizenship of TAS is Denmark

The citizenship of TPAS is Denmark

The citizenship of TEHBV is Netherlands

The citizenship of TPUSA is the United States of America

The citizenship of TPIZ is Switzerland

The citizenship of Millennium is the United States of America

2(d) Title of class of securities:

Common Shares, par value $0.000017727 per share

2(e) CUSIP No.:

G637AM102

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

TPC, TAS, TPAS, TEHBV, TPUSA, TPIZ and Millennium

(a) Amount beneficially owned: 7,420,625.

(b) Percent of class: 12.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 7,420,625.

(ii) Shared power to vote or to direct the vote 7,420,625.

(iii) Sole power to dispose or to direct the disposition of 7,420,625.

(iv) Shared power to dispose or to direct the disposition of 7,420,625.

The percentages used herein and in this Item 4 are calculated based on 60,989,395 Common Shares outstanding as of February 9, 2018, as reported in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2017.

On March 19, 2018, TPIZ sold 7,420,625 Common Shares of the Issuer to Millennium. As of the date of this filing: Millennium is owned by TPUSA; 41.05% of the outstanding common stock of TPUSA is owned by TPIZ and 58.95% of the outstanding common stock of TPUSA is owned by TPC; 86.831% of the outstanding shares of TPIZ are owned by TPAS and 13.1680% of the outstanding shares of TPIZ are owned by TEHBV; TPAS is owned by TAS”; 76.09% of the outstanding shares of TAS are owned by TPC and 23.91% of the outstanding shares of TAS are owned by TEHBV. TEHBV is wholly-owned by TPC.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2018

Takeda Pharmaceutical Company Limited

By:	/s/ Chad Diehl
Name: Chad Diehl
Title: Attorney-in-fact

Takeda A/S (Denmark)

By:	/s/ Chad Diehl
Name: Chad Diehl
Title: Attorney-in-fact

Takeda Pharma A/S (Denmark)

By:	/s/ Chad Diehl
Name: Chad Diehl
Title: Attorney-in-fact

Takeda Europe Holdings B.V. (Netherlands)

By:	/s/ Chad Diehl
Name: Chad Diehl
Title: Attorney-in-fact

Takeda Pharmaceuticals U.S.A., Inc.

By:	/s/ Chad Diehl
Name: Chad Diehl
Title: Attorney-in-fact

Takeda Pharmaceuticals International AG

By:	/s/ Chad Diehl
Name: Chad Diehl
Title: Attorney-in-fact

Millennium Pharmaceuticals, Inc.

By:	/s/ Chad Diehl
Name: Chad Diehl
Title: Attorney-in-fact

EXHIBIT A - JOINT FILING AGREEMENT

This joint filing agreement is made and entered into as of March 29, 2018, by and among Takeda Pharmaceutical Company Limited, Takeda A/S (Denmark), Takeda Pharma A/S Denmark, Takeda Europe Holdings B.V. (Netherlands), Takeda Pharmaceuticals U.S.A., Inc., Takeda Pharmaceuticals International AG and Millennium Pharmaceuticals, Inc.

The parties hereby agree to jointly prepare and file a Schedule 13G with respect to Myovant Sciences Ltd., as well as any amendments thereto, pursuant to the Securities Exchange Act of 1934, as amended.

Dated: March 29, 2018

IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the date first set forth above

Takeda Pharmaceutical Company Limited

By:	/s/ Chad Diehl
Name: Chad Diehl
Title: Attorney-in-fact

Takeda A/S (Denmark)

By:	/s/ Chad Diehl
Name: Chad Diehl
Title: Attorney-in-fact

Takeda Pharma A/S (Denmark)

By:	/s/ Chad Diehl
Name: Chad Diehl
Title: Attorney-in-fact

Takeda Europe Holdings B.V. (Netherlands)

By:	/s/ Chad Diehl
Name: Chad Diehl
Title: Attorney-in-fact

Takeda Pharmaceuticals U.S.A., Inc.

By:	/s/ Chad Diehl
Name: Chad Diehl
Title: Attorney-in-fact

Takeda Pharmaceuticals International AG

By:	/s/ Chad Diehl
Name: Chad Diehl
Title: Attorney-in-fact

Millennium Pharmaceuticals, Inc.

By:	/s/ Chad Diehl
Name: Chad Diehl
Title: Attorney-in-fact